[CANON INC. LETTERHEAD]

September 26, 2005

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Canon, Inc. Form 20-F for the year ended December 31, 2004 Filed June 16, 2005 File No. 0-15122

Dear Mr. Cascio:

     At your request, we are resubmitting our response letter, dated and originally filed on August 31, 2005, to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 1, 2005 relating to the annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) filed by Canon, Inc. (“Canon”). To facilitate your review, we have included your numbered comments along with the related responses. In resubmitting our response, we have included the statements requested by the Commission at the end of its Comment Letter.

Comment 1:

Form 20-F for the year ended December 31, 2004
Segment information by product and geographic area, page 32

1.	We note that you have provided segment disclosures in MD&A with segments defined under Japanese GAAP. Please tell us whether the presentation is the same basis of accounting used for internal management reporting. Additionally, clarify how segments are determined under Japanese GAAP. Please also provide disclosures in future filings.

Response to Comment 1:

     Canon discloses segment information by product and geographic area as required by Japanese GAAP. Presentation of segment information under Japanese GAAP differs from the accounting used for internal management reporting. In grouping of segment information by product, Japanese GAAP requires that consideration be given to similarities of product types and characteristics, manufacturing methods, sales markets, and other factors that are similar. In grouping of segment information by geographic area, Japanese GAAP requires that consideration be given to geographic proximity, as well as similarities of economic activities, interrelationships of business activities and other similar factors. Using these guidelines, management has segmented three product lines; the business machine segment which includes products primarily used in the office environment, the camera segment primarily for personal-use, and the optical and other products segment which primarily includes industrial type products (including semiconductors and medical equipment). Canon also presents segment information by the following geographic areas: Japan, the Americas, Europe and Others. Canon will endeavor to disclose the general Japanese GAAP rules for determining segments in its future filings including MD&A disclosure.

Comment 2:

Consolidated Financial Statements
Consolidated Statements of Income, page 68

2.	We note that you provide services to your customers. In future filings revise your income statement to separately disclose revenues from the sale of products and services if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related costs and expenses should also be disclosed separately. Refer to Rule 5-03 of Regulation S-X.

Response to Comment 2:

     Canon recognizes service revenues from maintenance contracts for Canon products. For instance, in the business machine segment, Canon provides maintenance services, replacement drums and parts in return for a per-copy charge pursuant to common maintenance service contracts, as well as extended warranty contracts and customer support. Service revenues are an important source of revenue; however, service revenues in the year ended December 31, 2004 totaled 280,200 million yen, which represented approximately 8% of total net sales for that year. Although Canon has determined that its service revenue in the year ended December 31, 2004 does not need to be disclosed separately pursuant to Rule 5-03 of Regulation S-X, Canon will endeavor in future filings to disclose separately service revenues and related costs and expenses, if such revenues exceed 10 percent of total revenue.

Comment 3:

Consolidated Financial Statements
Consolidated Statements of Income, page 68

3.	In future filings, please separately disclose research and development expenses as well as any other material classes of operating expenses on the face of your statement of operations. We note from page 26 of your MD&A that research and development expense was yen 275,300 million for the year ended December 31, 2004. Refer to Rule 5-03 of Regulation S-X.

Response to Comment 3:

     As part of its mid- to long-term management strategies, Canon is endeavoring to strengthen its R&D to become No. 1 in all of its core business and to create new areas of business. Canon disclosed R&D expenditures in the MD&A because it considers such expenditures to be material. In future filings, Canon will endeavor to disclose R&D expenditures separately in the consolidated statements of income in accordance with Rule 5-03 of Regulation S-X. However, we wish to draw the Commission’s attention to footnote 1(s) where such expenses are disclosed. We do not believe that there are any other material classes of operating expenses that would require separate disclosure in the consolidated statements of income in accordance with Rule 5-03 of Regulation S-X.

Comment 4:

Note 1. Basis of Presentation and Significant Accounting Policies, page71
(c)  Principles of Consolidation, page 72

4.	We note your disclosure that your consolidated financial statements include the accounts of “those variable interest entities where the Company is the primary beneficiary under FIN 46R.” Please tell us details of the variable interest entities you have identified and whether you are the primary beneficiary. Briefly discuss the facts and circumstances that caused you to reach your conclusion. Provide additional disclosures in future filings. Specifically discuss how you are accounting for your investment in SED Inc. The disclosures required by paragraphs 23 and 24 of FIN 46 should be included in future filings.

Response to Comment 4:

     Canon recognizes the importance of identifying variable interest entities (VIE). Canon concluded that Image Financial Services, Inc. (“IFS”), a joint-venture and a leasing company located in Canada, was a VIE as the total equity investment at risk was not sufficient to permit the entity to support its activities without additional subordinated financial support. Also, we concluded that Canon was the primary beneficiary as of December 31, 2004. IFS’s revenue and net income were approximately 1,319 million yen and 279 million yen, respectively, for the year ended December 31, 2004. Its total assets and equity were approximately 7,281 million yen and 652 million yen, respectively, at December 31, 2004. Canon evaluated the effect of consolidating IFS on its consolidated financial position and results of operations and determined that it would not consolidate such entity since IFS had previously been treated as an affiliated company accounted for by the equity method. IFS had not entered into any new lease arrangements in 2004; therefore, a line- by- line consolidation would not have had a material effect on any line item. In future filings, Canon will reassess the materiality of and the need for consolidating IFS and the related disclosure requirement of paragraphs 23 and 24 of FIN 46R.

     SED Inc. (“SED”) was established in October 2004 pursuant to a joint venture agreement between Canon and Toshiba Corporation (“Toshiba”). Each of Canon and Toshiba initially contributed approximately 500 million yen in cash, and Canon and Toshiba held 10,001 shares and 10,000 shares, respectively, of SED as of December 31, 2004. The parties also committed to contribute 50% of the financing requirements for SED in the establishment of a prototype production line. Canon evaluated whether SED was a VIE at the time of its formation. Canon believes that SED is a VIE and that Canon is the primary beneficiary. In making its evaluation, Canon determined SED to be a development stage enterprise as defined by FASB Statement No.7, Accounting and Reporting by Development Stage Enterprises; however, Canon noted that the initial invested equity was not sufficient to permit SED to finance its activities for the establishment of a prototype production line. Canon will absorb a majority of the entity’s expected losses because of the one additional share held by it, thus Canon considers itself to be the primary beneficiary. Although the determination was made that SED was a VIE and Canon was the primary beneficiary, the entity was not consolidated because a line by line consolidation would not have had a material effect on any line item (approximately 1,000 million yen in cash, no debt and no significant P&L). In future filings, Canon will reassess the materiality of and the need for consolidating SED and the related disclosure requirements of paragraphs 23 and 24 of FIN 46R.

Closing Comments:

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Closing Comments:

     Canon is aware of and acknowledges the Staff’s position with respect to these matters.

*      *      *

     If you have any questions about this response letter or any further comments on Canon’s 2004 Form 20-F, please do not hesitate to contact Mr. Katsuhito Yanagibashi of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-5135), Mr. Alan L. Forman of Ernst & Young ShinNihon in Tokyo (Tel: +81-3-3503-1106; Fax: +81-3-3503-1277) or Mr. Ted Paradise of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Toshizo Tanaka

Toshizo Tanaka
Senior Managing Director,
Group Executive of Finance and
Accounting Headquarters

cc:	Ms. Kristin Lochhead
Mr. Martin James
U.S. Securities and Exchange Commission
Mr. Alan L. Forman
Ernst & Young ShinNihon
Ted Paradise, Esq.
Jennifer Y. Ishiguro, Esq.
Davis Polk & Wardwell, Tokyo Office